ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 15, 2024	William T. Fris T 617-951-7404 william.fris@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Samantha Brutlag

Re:	Ashmore Funds
File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 68 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on April 23, 2024. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 8, 2024, to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Equity ex China Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about May 21, 2024, to be effective May 22, 2024 pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

Prospectus

1.	Comment: Please provide the ticker symbols for each share class of the Fund.

Response: The ticker symbol for Institutional Class shares is EMXIX. The ticker symbol for Class A shares is EMXAX. The ticker symbol for Class C shares is EMXCX. The Trust will also include each ticker symbol in the Registration Statement.

2.

Comment: Please include the completed fee tables and expense examples for the Fund with the comment response letter, to be filed at least one week prior to the effective date of the Fund’s registration statement.

Response: Please see Exhibit 1 hereto.

3.	Comment: Please confirm that the termination date of the expense limitation agreement will be at least one year after the date that the Registration Statement will go effective.

Response: The Fund so confirms.

4.	Comment: Under the “Principal Investment Strategies” section, please clarify what it means for a company to be “located in” an Emerging Market Country.

Response: The Fund will revise its principal investment strategy disclosure as follows:

The Fund seeks to achieve its objective by investing principally in equity securities and equity-related investments of Emerging Market Issuers (as defined below) excluding issuers located in China, which may be denominated in any currency, including the local currency of the issuer. An Emerging Market Issuer is an issuer that is located in an Emerging Market Country, or an issuer deriving at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in one or more Emerging Market Countries or that has at least 50% of its assets in one or more Emerging Market Countries. Emerging Market Country means any country included by the International Monetary Fund in its list of Emerging and Developing Economies, any country which is considered a low-income, lower-middle-income, or upper-middle-income economy by the World Bank, and all countries represented in any widely-recognized index of emerging market securities (e.g., the relevant indices in the family of J.P. Morgan Corporate Emerging Markets Bond Index, J.P. Morgan Emerging Local Markets Index, J.P. Morgan Emerging Markets Bond Index, J.P. Morgan Government Bond Index—Emerging Markets and MSCI Emerging and Frontier Markets Index). The Fund considers an issuer to be located in China, or any Emerging Market Country, if the issuer is organized under the laws of, or maintains its principal place of business in, ~~China~~ such country, as determined by the Investment Manager. China includes its administrative and other districts such as Hong Kong and Macau.

5.

Comment: Please confirm supplementally that “deep out the money” convertible securities would not be considered equity securities for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Fund so confirms.

6.

Comment: As the Fund may invest through investment funds, pooled accounts or other investment vehicles, please confirm if the Fund intends to include an Acquired Fund Fees and Expenses (“AFFE”) line item in the fee table.

Response: While the Fund maintains the flexibility to invest in investment companies or other collective investment vehicles, any related AFFE are not expected to exceed one basis point. Accordingly, and consistent with Instruction 3(f)(i) to Item 3 of Form N-1A, the Fund does not currently expect to include a separate AFFE line item in the fee table.

7.	Comment: Please consider whether the Fund’s investments in going private transactions present any unique risks that should be disclosed.

Response: The Fund does not intend to invest in “going private” transactions. With respect to investments in companies being privatized by an Emerging Market Country, the Fund believes that its disclosure is appropriate and has determined not to make any changes.

8.

Comment: Given that the Fund is an equity fund and an emerging markets fund, under the “Principal Risks” section, please consider enhancing the Fund’s “Equity Securities Risk” and “Emerging Markets Risk” disclosures.

Response: The Fund has considered the Staff’s suggestion and believes that its current disclosure meets the requirement in Item 4(b)(1)(i) of Form N-1A. Accordingly, the Fund has determined not to make any changes to the noted disclosure.

9.	Comment: If the Fund intends to focus its investments in the financial services sector, please include corresponding disclosure in the “Principal Investment Strategies” section.

Response: The Fund will revise its principal investment strategy disclosure as follows:

The Fund may invest in equity securities and equity-related investments of all types and denominated in any currency, including voting and non-voting common stock, common stock issued to special shareholder classes, preferred stock, depositary receipts, including global and American depositary receipts, warrants, securities convertible into equity securities, other equity-related investments whose returns vary on the basis of the issuer’s profitability (e.g., participation notes), as well as securities of other investment companies, including exchange-traded funds (“ETFs”) and other pooled vehicles. The Fund may invest through investment funds, pooled accounts or other investment vehicles designed to permit investments in a portfolio of equity securities listed in a particular Emerging Market Country or region, particularly in the case of countries in which such an investment vehicle is the exclusive or main vehicle for foreign portfolio investment. The Fund’s investments may include securities of companies that are in the process of being privatized by a government and securities of companies that are traded in unregulated over-the-counter markets or other types of unlisted securities markets. The Fund may invest in initial public offerings. The Fund may invest in companies of any market capitalization. The Fund may take significant positions in one or more sectors, including the financial services sector.

10.	Comment: If investing in initial public offerings (“IPOs”) is a principal investment strategy of the Fund, please include corresponding disclosure in the “Principal Investment Strategies” section.

Response: Please see the response to Comment 9 immediately above.

General

11.

Comment: Please note that, for shareholder reports delivered on or after July 24, 2024, the Fund’s complete portfolio holdings will no longer be included in shareholder reports and will instead be made available on the Fund’s website.

Response: The Fund so notes and will revise its disclosure in the “Disclosure of Portfolio Holdings” section of the Statement of Additional Information, as follows:

Through filings made with the SEC on Form N-CSR and Form N-PORT, each Fund makes its full portfolio holdings publicly available to shareholders on a quarterly basis. Each Fund normally makes such filings on or around the sixtieth day following the end of a fiscal quarter. ~~Each~~For periods prior to July 24, 2024, each Fund transmits its complete portfolio schedules as of the end of the second and fourth fiscal quarters to shareholders in the Fund’s semi-annual and annual reports. The Funds do not transmit their complete portfolio schedules for the first and third fiscal quarters, required to be filed on Form N-PORT, to shareholders, but these schedules are available on the SEC website at www.sec.gov and on the Funds’ website at www.ashmoregroup.com.

In addition to filings made with the SEC, each Fund intends to make its full portfolio holdings as of the end of each calendar quarter available on the Funds’ website at www.ashmoregroup.com, generally no later than thirty calendar days after the end of each calendar quarter.

Further, for periods subsequent to July 24, 2024, each Fund will make its full portfolio holdings publicly available to shareholders on the Funds’ website at www.ashmoregroup.com no later than sixty days after the close of the relevant fiscal quarter.

To the extent that a Fund’s portfolio holdings have previously been disclosed publicly either through a filing made with the SEC on Form N-CSR or Form N-PORT, or by being posted to the Funds’ website, such holdings may also be disclosed to any third party that requests them.

12.

Comment: Please review all references to “shareholder reports” in the Fund’s registration statement in light of the new tailored shareholder reporting rule, to be effective July 24, 2024, as and when appropriate.

Response: The Fund confirms that it will review all references to “shareholder reports” in the Fund’s registration statement in light of the new rule, as and when appropriate. Please also see the response to Comment 11 immediately above. In addition, the Fund will revise its disclosure in the “MANAGEMENT OF THE FUND—Investment Manager” section in the Fund’s prospectus, as follows:

A discussion regarding the Board of Trustees’ approval of the Investment Management Agreement with respect to the Fund will be available in the Trust’s ~~report to shareholders~~ Form N-CSR filing for the ~~Fund’s first~~ fiscal period ended ~~[ ]~~April 30, 2024.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (617) 951-7404 if you have any questions regarding the foregoing.

Very truly yours,

/s/ William T. Fris
William T. Fris

cc:	Victoria Rogova, Ashmore Investment Advisors Limited
David C. Sullivan, Ropes & Gray LLP
Jimena Smith, Ropes & Gray LLP

Exhibit 1

Ashmore Emerging Markets Equity ex China Fund

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class A Shares	Class C Shares	Institutional Class Shares
Management Fees	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	1.00%	None
Other Expenses	1.86%	1.86%	1.86%

Total Annual Fund Operating Expenses	3.11%	3.86%	2.86%
Fee Waiver and/or Expense Reimbursement	(1.84)%	(1.84)%	(1.84)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.27%	2.02%	1.02%

Expense Examples	Example: Assuming you redeem your shares at the end of each period		Example: Assuming you do not redeem your shares
	1 year	3 years	1 year	3 years
Class A Shares	$648	$1,270	$648	$1,270
Class C Shares	$305	$1,009	$205	$1,009

	1 year	3 years
Institutional Class Shares (whether or not shares are redeemed)	$104	$711